

February 15, 2013

Via E-mail
Andrew Fellner
Chief Executive Officer and Chief Financial Officer
Strategic Global Investments, Inc.
8451 Miralani Drive
Suite D
San Diego, California 92126

> **Re: Strategic Global Investments, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed February 8, 2013**
> **File No. 024-10338**

Dear Mr. Fellner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Compensation of Officers and Directors, page 31

1.   We note that in response to comment 4 in our letter dated January 28, 2013, you deleted the amount of $120,000 for the future salary of Mr. Fellner. If the company has a specific future salary in mind, it should be disclosed in the filing. Please revise or advise.

Note 4 – Stockholder's Equity, page F-14

2.   We note your response to comment 5 from our letter dated January 28, 2013. Please comply fully with our prior comment and revise the financial statements accordingly.

Note 10—Goodwill Impairment and Other Intangible Assets, page F-16

3.   We note your responses to comment 6 and 7 from our letter dated January 28, 2013. Please comply fully with our prior comments and revise the financial statements accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director